Exhibit 21.1

The following is a list of Subsidiaries of the Registrant:

Subsidiaries	Jurisdiction of Incorporation
Lazydays R.V. Center, Inc.	Delaware
LDRV Holdings Corp.	Delaware
Lazydays Land Holdings, LLC	Delaware
Lazydays RV America LLC	Delaware
Lazydays Mile Hi RV, LLC	Delaware
Lazydays RV Discount, LLC	Delaware
Lazydays of Minneapolis LLC	Delaware